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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of [August] 2003

                                MIRAE CORPORATION
                 (Translation of registrant's name into English)

             #9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200
                                REPUBLIC OF KOREA
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F ( X  )               No        Form 40-F (    )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes (    )                 No (  X  )

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

           The registrant files with the Korea Securities Exchange the notice dated August 14, 2003. Attached is English language version of the notice.

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The following table sets forth the resolution on right issue of Mirae
Corporation.

---------------------------------------------------------------------------------------------------------------
1.  The Class and No. of New Stocks   Non-bearer Common Stocks                                24,927,500 shares
                                      -------------------------------------------------------------------------
                                      Non-bearer Preferred Stocks                                             -
                                      -------------------------------------------------------------------------
                                      * Specifics of Preferred Stocks                                         -
---------------------------------------------------------------------------------------------------------------
2.  Face Value Per Stock                                                                                100 won
---------------------------------------------------------------------------------------------------------------
3.  Use of Funds                      For Facilities                                            965,000,000 Won
                                      -------------------------------------------------------------------------
                                      For Operating                                          25,458,150,000 Won
                                      -------------------------------------------------------------------------
                                      For Other                                                               -
---------------------------------------------------------------------------------------------------------------
4.  Issuing Price of New Stocks       Non-bearer Common Stocks                                        1,060 Won
                                      -------------------------------------------------------------------------
                                      Non-bearer Preferred Stocks                                             -
---------------------------------------------------------------------------------------------------------------
5.  Discount Rate of Issuing Price of
    New Stocks                                                                                              30%
---------------------------------------------------------------------------------------------------------------
6.  Basis Date of New Stocks Allotment                                                        September 5, 2003
---------------------------------------------------------------------------------------------------------------
7.  Allotment Rate of New Stocks
    (No. per Stock)                                                                                   0.1618964
---------------------------------------------------------------------------------------------------------------
8.  Priority Allotment Ratio to
    Employee Stock Ownership
    Association                                                                                             20%
---------------------------------------------------------------------------------------------------------------
9.  Subscription Date                 Public Offering    Commencement Date                     October 14, 2003
                                                         ------------------------------------------------------
                                                         Expiration Date                       October 15, 2003
                                      -------------------------------------------------------------------------
                                      Old Stockholders   Commencement Date                      October 8, 2003
                                                         ------------------------------------------------------
                                                         Expiration Date                        October 9, 2003
                                      -------------------------------------------------------------------------
                                      Employee           Commencement Date                   September 15, 2003
                                      Stock              ------------------------------------------------------
                                      Ownership          Expiration Date                     September 15, 2003
                                      Association
---------------------------------------------------------------------------------------------------------------
10. Closing Date                                                                               October 21, 2003
---------------------------------------------------------------------------------------------------------------
11. Record Date of Dividend Pay-Out                                                             January 1, 2003
---------------------------------------------------------------------------------------------------------------
12. Delivery Date of New Stock                                                                 November 6, 2003
    Certificate
---------------------------------------------------------------------------------------------------------------
13. Schedule Date of Listing                                                                   October 23, 2003
---------------------------------------------------------------------------------------------------------------
14. Lead Manager                                                                  Dong Won Securities Co., Ltd.
---------------------------------------------------------------------------------------------------------------
15. Possibility of Assigning
    Preemptive Right                                                                                        Yes
---------------------------------------------------------------------------------------------------------------
16. Method of Capital Increase                                                 Primary offering to shareholders

---------------------------------------------------------------------------------------------------------------

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
----------------------------------------------------------------------------------------------------------------
17. Date of BOD Resolution                                                                       August 14, 2003
----------------------------------------------------------------------------------------------------------------
    - Presence of Outside Directors              Present                 2             Absent                  1
----------------------------------------------------------------------------------------------------------------
    - Presence of Auditor                                                                                    Yes
----------------------------------------------------------------------------------------------------------------
18. Filing of Securities
    Registration Statement                                                                                   Yes
----------------------------------------------------------------------------------------------------------------
19. Applicability of Fair Trade Act                                                                           No
----------------------------------------------------------------------------------------------------------------
20. Other                             1)        The issuing price of New Stock is estimated the closing price of August 13, 2003 before the disclosure date and it is to be disclosed when the issuing price of new stock is confirmed.
                                      2)        The allotment rate of new stocks shall be changed in accordance with the subscription result of Employee stock ownership
                                                association and changes of number of treasury stocks. If
                                                so, we will disclose the information
                                      3)        The information, including the schedule shall be changed in accordance with modification of Securities Registration
                                                Statement and related party's adjustment.
---------------------------------------------------------------------------------------------------------------

[Information on Stock Dividend]

---------------------------------------------------------------------------------------------------------------
1. The Class and No. of New Stocks     Non-bearer Common Stocks                               29,621,000 shares
                                      -------------------------------------------------------------------------
                                       Non-bearer Preferred Stocks                                            -
                                      -------------------------------------------------------------------------
                                       * Specifics of Preferred Stocks                                        -
---------------------------------------------------------------------------------------------------------------
2. Issuing Price of New Stocks                                                                          100 won
---------------------------------------------------------------------------------------------------------------
3. Basis Date of New Stocks Allotment                                                          October 23, 2003
---------------------------------------------------------------------------------------------------------------
4. Allotment Rate of New                                                                                   0.20
   Stocks (No. per Stock)
---------------------------------------------------------------------------------------------------------------
5. Resource of Stock Dividend                  Additional Paid-in Capital                     2,962,100,000 Won
---------------------------------------------------------------------------------------------------------------
6. The Company's No. of Treasury                                                        1,460,000 Common Shares
   Stocks
---------------------------------------------------------------------------------------------------------------
7. Process of Odd Lots                The Company will sell and pay out in cash in accordance with the closing price of the 1st listing date of new stocks.
---------------------------------------------------------------------------------------------------------------
[Termination Period of Stock Transfer]
---------------------------------------------------------------------------------------------------------------
1. Termination Period                                                                    From September 6, 2003
   of Stock Transfer                                                                      To September 18, 2003
---------------------------------------------------------------------------------------------------------------
2. Reason of Termination                              To conform the list of shareholders for capital increase.
---------------------------------------------------------------------------------------------------------------
3. Basis Date of Termination                                                                  September 5, 2003
---------------------------------------------------------------------------------------------------------------

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2003

By         MiRi Chung
    ----------------------
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team